EXHIBIT 3.4

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED
CERTIFICATE OF DESIGNATIONS, NUMBER, VOTING
POWERS, PREFERENCES AND RIGHTS OF
CLASS B CONVERTIBLE PREFERRED STOCK

OF

NESS TECHNOLOGIES, INC.
____________________________________________________

NESS TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:  That Section 2(a) of the Amended and Restated Certificate of Designations, Number, Voting Powers, Preferences and Rights of Class B Convertible Preferred Stock of the Corporation (the “Certificate”) shall be amended to read in its entirety as follows:

“(a) Subject to the provisions of Section 2(d), the holders of Class B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors of the Corporation (the “Board of Directors”) or upon a sale of the Corporation, out of the net profits of the Corporation, cumulative cash dividends at the rate per share of 8% per annum of the initial Conversion Price (defined herein), which dividends shall accrue as of October 1, 1999 through May 12, 2003 and recommence accruing as of the Termination Date (as that term is defined in Section 2(e) hereof), before any dividends (other than dividends payable in shares of Common Stock) shall be set apart for or paid upon the Class A Convertible Preferred Stock or Common Stock or any other stock ranking on liquidation junior to the Class B Preferred Stock (such stock being referred to hereinafter collectively as “Junior Stock”) in any year.  Until such dividends on the Class B Preferred Stock have been paid, the Corporation shall not purchase, redeem or otherwise acquire any such Junior Stock. Notwithstanding the foregoing, without declaring or paying dividends on the Class B Preferred Stock, the Corporation may, subject to applicable law, repurchase or redeem shares of capital stock of the Corporation from current or former officers or employees of the Corporation pursuant to the terms of repurchase or similar agreements in effect from time to time, provided that such agreements have been approved by the Board of Directors and the terms of such agreements provide for (i) a repurchase or redemption price not in excess of the price per share paid by such employee for such share or (ii) aggregate purchase or redemption prices not to exceed $1,000,000 in any twelve month period.  All dividends declared upon the Class B Preferred Stock shall be declared pro rata per share.”

SECOND: That Section 2(f)(ii) of the Certificate shall be amended to read in its entirety as follows:

“Upon the occurrence of a Termination Event pursuant to Section 2(e)(ii) above, the Market Price (as defined below) shall be deemed to be $13.00 per share (subject to adjustments for stock splits, stock dividends, recapitalizations and the like).  For all other Termination Events described in Section 2(f)(i) above, prior to the payment of any such dividend, the Corporation and a representative of the holders of shares of Class B Preferred Stock (who shall be selected by the Inaugural Class B Shareholders) (the “Class B Representative”) shall negotiate in good faith the fair market value of the Common Stock (the “Market Price”) as of such dividend date for use in determining the number of shares of Common Stock to be distributed to the holders of shares of Class B Preferred Stock as a dividend on such dividend date; provided, however, that if the Corporation and the Class B Representative are unable to reach agreement within a reasonable period of time, the Market Price shall be determined in good faith by an independent investment banking firm selected jointly by the Corporation and the Class B Representative or, if that selection cannot be made within 15 days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules.  All costs and expenses incurred in connection with the determination of Market Price shall be borne by the Corporation.”

THIRD: That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the above-mentioned amendments to the Certificate and declaring said amendment to be advisable.  The holders of the requisite percentage of the Corporation’s outstanding stock duly approved the above-mentioned amendment by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 20th day of September, 2004.

NESS TECHNOLOGIES, INC.

By:	/s/ Raviv Zoller
	Name:	Raviv Zoller
	Title:	President Chief and Executive Officer